    As filed with the Securities and Exchange Commission on January 5, 1998

--------------------------------------------------------------------------------
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM N-54A

             NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
                THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
                   FILED PURSUANT TO SECTION 54(a) OF THE ACT

            The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:              ALLIED CAPITAL FINANCIAL CORPORATION

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                      C/O ALLIED CAPITAL CORPORATION
                      1666 K STREET, N.W., 9TH FLOOR
                       WASHINGTON, D.C.  20006-2803

Telephone Number (including area code):  (202) 331-1112

Name and address of agent for service of process:           Copy to:
WILLIAM L. WALTON, CHAIRMAN AND                             STEVEN B. BOEHM, ESQUIRE
  CHIEF EXECUTIVE OFFICER                                   SUTHERLAND, ASBILL & BRENNAN LLP
C/O ALLIED CAPITAL CORPORATION                              1275 PENNSYLVANIA AVENUE, N.W.
1666 K STREET, N.W., 9TH FLOOR                              WASHINGTON, D.C.  20004-2404
WASHINGTON, D.C.  20006-2803

         Check one of the following:

[x] The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement
was filed:                                                      JANUARY 5, 1998

[ ] The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

         The file number of the registration as an investment company pursuant
to section 8(a) of the Act, if any, of the company:                     811-3811

         The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:
                                                                (Not applicable)

                 The undersigned company certifies that it is a closed-end company organized under the laws of Maryland and with its principal place of business in Baltimore City, Maryland; that it will be operated for the purpose of making investments in securities described in sections 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

                 Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Washington, D.C., on the fifth day of January, 1998.

[SEAL]                                   ALLIED CAPITAL FINANCIAL CORPORATION


                                         By:         /s/ William L. Walton
                                            ------------------------------------
                                                   William L. Walton
                                                   Chairman of the Board and
                                                     Chief Executive Officer



Attest:     /s/ Suzanne V. Sparrow
        -----------------------------
                Suzanne V. Sparrow
                Assistant Secretary